Exhibit (d)(1)(iii)

February 1, 2011

Todd Modic

Senior Vice President

ING Investments, LLC

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ  85258

Dear Mr. Modic:

Pursuant to the Investment Management Agreement dated September 1, 2000, between ING Mayflower Trust and ING Investments, LLC (the “Agreement”) we hereby notify you of our intention to modify the annual investment management fee for ING International Value Fund (the “Fund”), effective on or about February 1, 2011.  Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending the Amended and Restated Schedule 1 of the Agreement.  The Amended and Restated Schedule 1, with the annual investment management fee indicated for the Fund, is attached hereto.

Please signify your acceptance to the modification of the investment management fee for the Fund by signing below where indicated.

Very sincerely,

/s/ Kimberly A. Anderson

Kimberly A. Anderson
Senior Vice President
ING Mayflower Trust

ACCEPTED AND AGREED TO:

ING Investments, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	ING Mayflower Trust

AMENDED AND RESTATED SCHEDULE 1

with respect to the

INVESTMENT MANAGEMENT AGREEMENT

between

ING MAYFLOWER TRUST

and

ING INVESTMENTS, LLC

Fund	Annual Investment Management Fee
(as a percentage of average daily net assets)
ING International Value Fund	1.00% on first $1.5 billion of assets; 0.70% on next $750 million of assets; and 0.65% thereafter (applied to all assets of the Fund)